LENTEC IMAGING, INC.

1348 E. 3300 S., #202

Salt Lake City, UT  84106

Phone: 801-295-3400

Fax: 801-294-2772

May 18, 2006

United States Securities and Exchange Commission

Mr. Derek Swanson

100 F Street N.E., Mail Stop 3720

Washington, D.C.  20549-3651

Re:

Lentec Imaging, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 24, 2006

File No. 0-15579

Dear Mr. Swanson:

Lentec Imaging, Inc., (the “Company”), has received your comment letter dated May 15, 2006, (“comment letter”) pertaining to the above referenced Preliminary Information Statement on Schedule 14C.  Our amendment to the Preliminary Information Statement  is being filed under separate cover.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 1 hard copy of the Amendment. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Comment 1.

We have revised the section entitled “Purpose and Effect of the Actions” to include expanded disclosure regarding our stock price, the market on which it is traded and certain rules and conditions that may impact price and liquidity of our stock.  We have also included disclosure as to our financial results and how those results could impact our stock price.

Comment 2.

Supplementally, via this response letter, we confirm that we have no current plans to use any of the newly authorized shares referenced in our Preliminary

Information Statement to further the acquisition of another company.  As stated

in our Preliminary Information Statement, the Company intends to seek a potential acquisition candidate but has not identified any at the present time.

Comment 3.

We have expanded the section “Potential Change in Control Transaction” to provide additional information regarding our business as Lentec and our business as RTO Holdings, Inc.  Please note that the transaction is not a reverse acquisition.  We are re-domiciling Lentec to Nevada and changing our name to

RTO Holdings, Inc.  The Company will have the same business plan, which is to seek a suitable business opportunity.  The Halter transaction is a change in control via sale of shares from our President.

United States Securities and Exchange Commission

Mr. Derek Swanson

May 18, 2006

Please be advised that Lentec Imaging, Inc. acknowledges that:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

LENTEC IMAGING, INC.

/s/ Jeff Jenson

Jeff Jenson

President